Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TrueTime, Inc.
Commission File No. 0-28473

Additional Information

Symmetricom and TrueTime will file with the SEC a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investor are urged to read the proxy statement/prospectus when it comes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom at 408-433-0910. You may obtain documents filed with the SEC by TrueTime free of charge by requesting them in writing from TrueTime or by telephone at 707-528-1230.

Except for the historical information contained herein this transcript contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and is subject to the Safe Harbor created by those sections. These forward-looking statements include, but are not limited to statements as to the expected benefits of the combination of the Symmetricom and TrueTime, including statements regarding potential future products and markets, TrueTime and Symmetricom’s future financial positions, business strategies and other plans and objectives for future operations. Additional important factors that could cause actual results to differ materially from Symmetricom’s expectations are disclosed under the risk factors listed from time-to-time in Symmetricom’s reports filed with the Securities & Exchange Commission, including but not limited to the report on Form 10-K for the year ended June 30th, 2001, and the report on Form 10-Q for the quarter ended March 31, 2002. These forward-looking statements speak only as of the date hereof. Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

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TRUETIME, INC. SETS SHAREHOLDERS’ MEETING

TO APPROVE PROPOSED TRUETIME—SYMMETRICOM MERGER

SANTA ROSA, Calif. & SAN JOSE, Calif.—August 13, 2002—TrueTime, Inc. (Nasdaq:TRUE) today announced that it has set its shareholders’ meeting to approve the proposed Agreement and Plan of Merger, as amended, with Symmetricom, Inc. (Nasdaq:SYMM), a leading provider of advanced network synchronization, timing and broadband access solutions, and with one of Symmetricom’s subsidiaries. Following approval of the merger, TrueTime will become a wholly owned subsidiary of Symmetricom. The shareholders’ meeting is scheduled to be held on October 4, 2002. The record date to determine shareholders who will be entitled to vote at such meeting is August 28, 2002.

About TrueTime

TrueTime, Inc. designs develops, manufactures and markets precision time and frequency products that are essential components used by many technology based markets to provide greater accuracy and resolution than can be obtained from traditional timing devices. TrueTime, Inc. is traded on the NASDAQ National Market System under the symbol “TRUE.” TrueTime’s web site is http://www.truetime.com.

About Symmetricom

Symmetricom, Inc. (Nasdaq:SYMM) makes wireline and wireless communication possible for businesses and consumers, improving global network traffic and increasing the value of the copper telephone wire infrastructure. The company’s intelligent synchronization products are essential for the transmission of voice, data and video over any network, and the company’s broadband products extend the reach and bandwidth of broadband services from the Internet backbone over the “last mile.” Symmetricom’s customers include the world’s largest carriers and service providers. The Company is headquartered in San Jose, Calif., with offices worldwide. For more information visit http://www.symmetricom.com.

Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included herein, including statements regarding potential future products and markets, TrueTime and Symmetricom’s future financial positions, business strategies and other plans and objectives for future operations, are forward-looking statements. Additional important factors that could cause actual results to differ materially from TrueTime and Symmetricom’s expectations are disclosed under the heading “Risk Factors” and elsewhere in TrueTime’s Form 10-K for the fiscal year ended September 30, 2001, Symmetricom’s 10-K for the fiscal year ended June 30, 2001, and in TrueTime and Symmetricom’s quarterly reports in form 10-Q on file with the SEC. In particular, without exclusion of other risks, the success of TrueTime and Symmetricom’s respective businesses involves the risks of successful strategic agreements and entrance into new market segments, technological changes, strong competition and dependence on component suppliers, government spending and the general growth and success of the industries and customers they serve. Further, all written and verbal forward-looking statements attributable to TrueTime, Symmetricom or persons acting behalf of either company, are expressly qualified in their entirety by such factors.

Additional Information

Symmetricom and TrueTime have filed a preliminary proxy statement/prospectus and other relevant documents and will file a definitive proxy statement/prospectus concerning the proposed merger transaction with the SEC. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by TrueTime free of charge by requesting them in writing from TrueTime or by telephone at 707-528-1230.

Symmetricom and TrueTime, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of TrueTime in connection with the merger. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom’s 2001 Annual Meeting of Stockholders. Information about the directors and executive officers of TrueTime and their ownership of TrueTime stock is set forth in the proxy statement for TrueTime’s 2002 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus when it becomes available.

Contact:

TrueTime, Inc.
Lisa Withers, 707/528-1230 Ext. 1947
lwithers@truetime.com

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